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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 AMENDMENT NO. 5

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           MONARCH DENTAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   609044 10 2
                                   -----------
                                 (CUSIP Number)


                                 BRUCE GALLOWAY
                           1325 AVENUE OF THE AMERICAS
                                   26TH FLOOR
                            NEW YORK, NEW YORK 10019
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 AUGUST 7, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                     SCHEDULE 13D

---------------------------------                                               ------------------------------------
CUSIP NO.  609044 10 2                                                               PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BRUCE GALLOWAY  (FOR AND ON BEHALF OF ACCOUNTS OVER WHICH HE HAS CONTROL)

---------- ---------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]

                                                                                                         (b) [X]


             -----------------------------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------------------------------------------
           SEC USE ONLY
    3


---------- ---------------------------------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4
           PF

---------- ---------------------------------------------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)           [ ]


---------- ---------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

------------------------- ------ -----------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        139,399
                 ------ --------------------------------------------------------------------------------------------
   NUMBER OF       8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY   ------ --------------------------------------------------------------------------------------------
 OWNED BY EACH     9    SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           139,399
                 ------ --------------------------------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


---------- ---------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           139,399
---------- ---------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]

---------- ---------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.4%
---------- ---------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------------------------------------------

                                     *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                                               Page 3 of 9 Pages

ITEM 1. SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share ("Common Stock") of Monarch Dental Corporation (the "Issuer"). The address of the Issuer's principal executive office is Tollway Plaza II, 15950 North Dallas Parkway, Suite 825, Dallas, Texas 75248.


ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(c), (f) This statement is being filed by Bruce Galloway, a citizen of the United States. Mr. Galloway is a managing director of Burnham Securities, an investment management firm. Mr. Galloway through Burnham Securities holds the Common Stock of the Issuer in various accounts under his management and control. The principal business address for Mr. Galloway is 1325 Avenue of the Americas, 26th floor, New York, New York 10019.

         (d)(e) During the last five years, Mr. Galloway has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.


ITEM 4. PURPOSE OF TRANSACTION.

         On August 7 and August 12, 2002, Mr. Galloway delivered letters to the Issuer, which letters are attached hereto as Exhibits 1 and 2 and are incorporated herein in their entirety. Furthermore, Mr. Galloway will continue to monitor developments at the Issuer on a continuing basis and communicate with members of management and the Board of Directors of the Issuer, other shareholders or potential shareholders of the Issuer and lenders or potential lenders of the Issuer, concerning matters related to the Issuer.

         In addition, an informal arrangement may be deemed to exist between the Reporting Person and Fred Knoll. Mr. Knoll, as the principal of Knoll Capital Management LP, is the investment manager for Europa International, Inc. ("Europa"). As of August 7, 2002, Mr. Knoll, for and on behalf of Europa, has purchased an aggregate of 274,500 shares of the Issuer's Common Stock, representing approximately 12.62% of the total class. Although there is no agreement between Messrs. Knoll and Galloway relating to the Issuer's securities, including any agreement with respect to the holding, disposing or voting of such securities, Mr. Knoll, together with Mr. Galloway, may seek to have discussions with management or the Issuer's lenders regarding the transactions enumerated above and Messrs. Knoll and Galloway may determine to correlate their activities with respect to their investment in the Issuer.




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                                                               Page 4 of 9 Pages


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this filing, Mr. Galloway is the beneficial owner of an aggregate of 139,399 shares of Common Stock, representing approximately 6.4% of the total class. The number and percentage of shares does not include, and Mr. Galloway disclaims beneficial ownership of, the 8,500 shares of Common Stock owned by Mr. Galloway's parents.

(b) Mr. Galloway has the sole power to vote or direct the vote and dispose or direct the disposition of 139,399 shares of Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.


ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Letter to the Issuer, dated August 7, 2002.

Exhibit 2. Letter to the Issuer, dated August 12, 2002.







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                                                               Page 5 of 9 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: August 16, 2002



                                                    /s/ Bruce Galloway
                                                    ----------------------------
                                                    Bruce Galloway, individually

                                                               Page 6 of 9 Pages


                                                                       EXHIBIT 1


                        GALLOWAY CAPITAL MANAGEMENT, LLC

                      1325 AVENUE OF THE AMERICAS, 26TH FL

                               NEW YORK, NY 10019



                                  CONFIDENTIAL


                                 August 7, 2002


BY FACSIMILE &
OVERNIGHT MAIL

Allan S. Huston
Chairman of Special Committee
Monarch Dental, Inc.
Tollway Plaza II
15950 N. Dallas Parkway, Suite 825
Dallas, TX 75248

Dear Allan:

It was good speaking with you today. Below please find my proposal to the Special Committee and the Board of Directors of Monarch Dental, Inc. ("Monarch").

     1. Nomination and election of Bruce Galloway ("Galloway") and Gary Herman ("Herman") as members of the Board.

     2.   Galloway to head the Special Committee.

     3.   Retention of a highly regarded turnaround management firm for Monarch.

     4. Formation of an Executive Committee to be comprised of Galloway, Herman and Warren Melamed to execute the recommendations of the turnaround management firm.

     5. Authority for Galloway and the turnaround management firm, to negotiate with banks and propose and execute a restructuring plan.

     6. Galloway and clients will provide the necessary funds, a minimum of $2.5 million in the form of convertible preferred stock to fund the working capital needs of the Company and to retain and pay for the turnaround management firm. Furthermore, I would encourage current management, board members, major shareholders and interested dentists to participate in this round of financing.

     7. Upon finalization of the restructuring of the bank debt, W. Barger Tygart shall resign as Chairman and Galloway will be nominated Chairman of the Board. Additionally, two current board members will resign and be replaced by individuals to be recommended by Galloway.

     8. W. Barger Tygart to be retained as a consultant for up to one (1) year.

Be advised that we understand that the banks want a seasoned turnaround team at the company to increase the Company's EBITDA. For example, one highly regarded turnaround management firm recently worked with Hanger Orthopedics, Inc. and increased their EBITDA from less than 14% of revenues to over 18% of revenues within a year. This same firm also worked with Interdent, Inc. and increased their EBITDA from less than 9% of revenues to over 11% of revenues. I believe this is what the banks want. These turnaround management firms are expensive but I believe well worth it. This is the best solution for Monarch without causing a lot of dilution. I believe the proposal just described will induce the banks to forbear and stretch out the maturity date of the debt owed to them by Monarch with a reasonable interest rate.


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                                                               Page 7 of 9 Pages


I am prepared to execute the above proposal as soon as possible. I look forward to discussing this with you and the other members of the Special Committee and the Board of Directors.

                                 Very truly yours,

                                 /s/Bruce Galloway

                                 Bruce Galloway
                                 Managing Member


cc:      John E. Maupin, Jr., Director (Special Committee)
         Glenn E. Hemmerle, Director (Special Committee)
         Warren Melamed, Director

                                                               Page 8 of 9 Pages


                                                                       EXHIBIT 2

                        GALLOWAY CAPITAL MANAGEMENT, LLC

                      1325 AVENUE OF THE AMERICAS, 26TH FL

                               NEW YORK, NY 10019



                                  CONFIDENTIAL


                                 August 12, 2002


BY FACSIMILE &
OVERNIGHT MAIL

Allan S. Huston
Chairman of Special Committee
Monarch Dental, Inc.
Tollway Plaza II
15950 N. Dallas Parkway, Suite 825
Dallas, TX 75248

Dear Allan:

It was good speaking with you yesterday. Per our conversation, this letter shall serve as my firm commitment to invest up to $2.5 million in the form of convertible preferred stock to fund the working capital needs of the Company and to retain and pay for the turnaround management firm and other associated fees and expenses. This would be priced at approximately $2.80/share.

As outlined in my previous letter, below please find my proposal:

     1. Nomination and election of Bruce Galloway ("Galloway") and Gary Herman ("Herman") as members of the Board.

     2.   Galloway to head the Special Committee.

     3.   Retention of a highly regarded turnaround management firm for Monarch.

     4. Formation of an Executive Committee to be comprised of Galloway, Herman and Warren Melamed to execute the recommendations of the turnaround management firm.

     5. Authority for Galloway and the turnaround management firm, to negotiate with banks and propose and execute a restructuring plan.

     6. Galloway and/or institutional clients will provide the necessary funds, a minimum of $2.5 million in the form of convertible preferred stock to fund the working capital needs of the Company and to retain and pay for the turnaround management firm and other expenses.

     7. Upon finalization of the restructuring of the bank debt, W. Barger Tygart shall resign as Chairman and Chief Executive Officer and Galloway will be nominated Chairman of the Board. Additionally, two current board members will resign and be replaced by individuals to be recommended by Galloway.

     8. W. Barger Tygart to be retained as a consultant for up to one (1) year.

     9. The above proposal is non-binding and subject to customary due diligence, the forbearance and restructuring of the bank debt acceptable to Galloway, retention of a highly regarded turnaround management firm, and definitive documentation under acceptable terms to Galloway.

As I have stated on numerous occasions, Monarch needs to reverse its negative EBITDA trends and return the Company to a growth path. The most effective and proven means of this is by engaging the services of a highly regarded turnaround firm.

For example, in January 2001, Hanger Orthopedics, Inc. hired a highly regarded turnaround firm. Their involvement increased EBITDA margins from less than 14% of revenues to over 18% of revenues within a year. This translated into an increase in share price from $1.69 to $14.30/share, an 846% increase. (see attached chart)

                                                               Page 9 of 9 Pages


In the case of Interdent, Inc. the engagement and execution of the proposals of the turnaround firm they hired, increased their EBITDA margins from 8.7% of revenues to a projected 12.5% for the current fiscal year.

I believe my proposal is the best solution for Monarch and its shareholders, without causing a lot of dilution. It will provide the banks the assurances they are looking for, induce the banks to forbear and stretch out the maturity date of the debt owed to them, with a reasonable interest rate.

I strongly believe that the Company has been merely "treading water" for the past 18 months. If the Company had taken the actions I have proposed above, particular the engagement of a turnaround firm, the stock would probably be trading at a higher EBITDA multiple as some of its competitors, which I have stated in my earlier filings. Even though no person can guarantee the performance of a stock, I am confident that the markets will respond in a positive manner to my proposal.

A partner of the turnaround firm which I have in mind is located in Dallas, and prepared to make a presentation to you, the Special Committee and the banks as early as today. I am available to discuss this with you. I can be reached at
(212) 603-7557.

                                 Very truly yours,

                                 /s/ Bruce Galloway

                                 Bruce Galloway
                                 Managing Member